Mail Stop 3561

August 7, 2006

Mr. Claude Couty
Chief Financial Officer
337 Avenue de Bruxelles
La Seyne-Sur-Mer, France 83507

> **Re: Heritage Worldwide, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended June 30, 2005**
> **Filed November 23, 2005**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2005**
> **Filed November 14, 2005**
> **Form 10-QSB for Fiscal Quarter Ended December 31, 2005**
> **Filed February 14, 2006**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **Filed May 17, 2006**
> **File No. 000-28277**

Dear Mr. Couty:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

<u>June 30, 2005 10-KSB</u>

Financial Statements

Allowances for Uncollectible Accounts Receivable and Product Returns

1.   You disclosures concerning uncollectible accounts receivable and estimated
        product returns require clarification to indicate whether you are referencing the
        provision or the allowance. Please revise the face of the balance sheet to clarify
        whether the balance of accounts receivable is presented net of the provision or
        allowance for uncollectible accounts and other items, revise the accounts
        receivable policy note to clarify whether the disclosed amount of $1.02 million
        represents the provision or the allowance for uncollectible accounts receivable,
        and revise the revenue recognition policy note to clarify whether revenue is
        presented net of the provision or allowance for product returns. Please ensure that
        your policies reflect appropriate GAAP.

2.   Since different factors enter into the estimation of allowances for product returns
        and uncollectible accounts receivable, please disclose the balances of these
        accounts separately on the face of the balance sheet or in a note to the financial
        statements. .

Goodwill, page 30

3.   It appears the company is amortizing the goodwill associated with the Spanish
        subsidiary acquired in 2002. If the amortization relates to an identifiable
        intangible asset that has a definite life, please revise the financial statements to
        separate this intangible from goodwill and detail the amortization method and
        useful life of the intangible asset in the notes to the financial statements.

Note 12 – Stock Options, page 41

4.   It appears from your disclosure that as of June 30, 2005 none of the options
        issued are exercisable, yet the company is reporting approximately $247,625 in
        pro forma compensation expense on page 29 which should relate to compensation
        expense that would have been incurred under SFAS No. 123 for options that had
        vested as of June 30, 2005. Please clarify and revise your disclosure to detail the
        vesting terms of the 1,175,000 options.

Item 8A. Controls and Procedures, page 47

5.   We note your statement that a "control system, no matter how well conceived and
        operated, can provide only reasonable, not absolute, assurance that the objectives
        of the control system are met." Please revise to state clearly, if true, that your

> disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and financial officers concluded your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

December 31, 2005 10-QSB

Note 6 – Promissory Note, page 13

6.   It is unclear where the provision of $1,316,000 for claims related to the promissory noted have been recorded. Please clarify and revise.

March 31, 2006 10-QSB

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

Stock Options, page 7

7.   Please provide the required disclosures under SFAS 148 for all income statement periods presented in the financial statements.

8.   Please provide the minimum required disclosures for all income statement periods presented as required by SFAS 123(R), particularly paragraphs (A240)(b2),(c), (d), (f) and (h).

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies